UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Intersections, Inc.

File No. 333-111194 - CF# 24855

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Intersections, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 16, 2003.

Based on representations by Intersections, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through March 13, 2015
Exhibit 10.6	through March 13, 2015
Exhibit 10.12	through March 13, 2015
Exhibit 10.13	through December 1, 2016
Exhibit 10.14	through December 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel